June 16, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Keira Nakada

Doug Jones

Eric Envall

Dietrich King

Re:	Accolade, Inc.

Amendment No. 1 to

Registration Statement on Form S-1

Submitted February 28, 2020

File No. 333-236786

Dear Ms. Nakada and Messrs. Jones, Envall and King:

On behalf of Accolade, Inc. (“Accolade” or the “Company”), we submit this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 10, 2020 (the “Comment Letter”) with respect to the Company’s above referenced Registration Statement on Form S-1 (the “Registration Statement”). Concurrently with the submission of this response letter, the Company has revised the Registration Statement and is publicly filing via EDGAR an Amendment No. 1 to the Registration Statement on Form S-1 (the “Amended Registration Statement”). In addition to addressing the comments raised by the Staff in its letter, the Company has revised the Amended Registration Statement to update other disclosures.

For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comment in the Comment Letter, the text of which we have incorporated into this response letter for convenience in italicized type and which is followed by the Company’s response. In the responses below, page number references are to the Amended Registration Statement.

Registration Statement on Form S-1

Prospectus Summary

Estimated Preliminary Results for the Fiscal Year Ended February 29, 2020 (unaudited), page 9

1.	Please present per share amounts on an estimated preliminary historical and pro forma basis for a fulsome and balanced presentation. Additionally, provide qualitative disclosure of any material variances between the estimated preliminary fiscal 2020 and corresponding historical fiscal 2019 data that provides useful information to investors.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 11 of the Amended Registration Statement.

Cooley LLP 1700 Seventh Avenue Suite 1900 Seattle, WA 98101-1355

t: (206) 452-8700 f: (206) 452-8800 cooley.com

June 16, 2020

Page Two

Liquidity and Capital Resources

Cash Flows

Operating Activities, page 96

2.	Please revise the discussion you provided in response to prior comment 2 to describe how the payment terms were changed and why, and whether the changed terms will continue to materially impact your operating cash flows.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 96 of the Amended Registration Statement. The Company respectfully reminds the Staff that we are now comparing full fiscal years rather than nine month periods. We have appropriately updated the factors causing the change in cash used in operations.

Please contact me at (206) 452-8756 with any questions or further comments.

Sincerely,

/s/ Alan D. Hambelton
Alan D. Hambelton

cc:	Rajeev Singh, Accolade, Inc.

Stephen Barnes, Accolade, Inc.

Richard Eskew, Accolade, Inc.

John W. Robertson, Cooley LLP

Christopher J. Austin, Paul Hastings LLP

James M. Shea, Jr., Paul Hastings LLP

Cooley LLP 1700 Seventh Avenue Suite 1900 Seattle, WA 98101-1355

t: (206) 452-8700 f: (206) 452-8800 cooley.com